Ballard Power Systems Inc.

News Release

Ballard Fuel Cell Powered Buses Delivered to SunLine Transit Agency in Palm Springs, CA

For Immediate Release – June 9, 2014

VANCOUVER, CANADA – Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) congratulates SunLine Transit Agency of Thousand Palms, CA as well as BAE Systems and ElDorado National on the unveiling and delivery of two new fuel cell buses, each powered by a Ballard FCvelocity®-HD6 fuel cell module. This new deployment underscores SunLine Transit Agency’s longstanding tradition as a leader in the deployment of clean transportation technologies in the United States.

These new buses evolve the previously deployed American Fuel Cell Bus (AFCB) configuration, which was first introduced with SunLine Transit Agency in 2011. The AFCB configuration utilizes Ballard’s FCvelocity®-HD6 fuel cell module to provide primary power, in combination with BAE Systems’ HybriDrive® propulsion and power management systems deployed in an ElDorado National 40-foot (12-meter) Axess model, heavy duty transit bus.

“SunLine Transit is a leader in the use of zero-emission transit technology, and we’re pleased to grow our relationship with this unique, innovative transit agency,” said Steve Karaffa, Ballard Power Systems Chief Commercial Officer.

A June 2013 report prepared by the National Renewable Energy Laboratory (NREL) and Battelle Memorial Institute and published by the Federal Transit Administration compared performance of the initial American Fuel Cell Bus (AFCB) deployed with SunLine Transit Agency to a number of CNG buses. Findings included –

The AFCB achieved an exceptional availability of 85%. Furthermore, downtime was most often caused by general bus system issues of a “low tech” nature, unrelated to advanced technologies.
The AFCB averaged 6.54 miles per kilogram of hydrogen during operation. This equates to 7.39 miles per diesel gallon equivalent (DGE), which is 2.4 times greater fuel economy than that of the baseline CNG buses.

Maintenance cost per mile for the AFCB was 26% lower than for CNG buses. Furthermore, maintenance cost per mile for the propulsion system alone was 50% lower than for the baseline CNG buses.

“The reliability and performance of this bus in revenue service shows the maturity of the fuel cell hybrid technology,” said Tommy Edwards, Deputy Chief Performance Officer for SunLine Transit Agency. “We’re excited to build on the success of the first AFCB bus with these next generation fuel cell buses.”

These two additional buses will bring the total number of Ballard powered fuel cell buses at SunLine Transit Agency to four. In 2013 Ballard signed extended service agreements with SunLine Transit Agency that will support bus operation for up to ten years, demonstrating SunLine’s continued commitment to the operation of these buses.

Lauren Skiver, General Manager at SunLine Transit Agency stated “SunLine demonstrated its commitment to the environment over 20 years ago by parking the diesel fleet and converting entirely to CNG. The Agency’s innovative Board and talented team have continued that commitment and leadership with the acquisition of two eighth-generation, hydrogen fuel cell buses. We remain focused on providing Today’s Transit for Tomorrow’s World!”

Ballard’s 150 kilowatt power module features a control unit which interfaces with a system controller, making it a “plug-and-play” product for any fuel cell or hybrid fuel cell bus platform. The module also offers significant advances in durability, power density and fuel efficiency compared to earlier generation products.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning business opportunities and product performance. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com